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June 28, 2016
Mr. Hughes Bates Special Counsel Securities and Exchange Commission Office of Structured Finance 100 F Street N.E. Washington, D.C. 20549

Re:	Volkswagen Auto Loan Enhanced Trust 2012-2

Form 10-K for Fiscal Year Ended December 31, 2015

Response date June 8, 2016

File Nos. 333-160515-08

Dear Mr. Bates:

On behalf of VW Credit, Inc. (“VCI”), as servicer for the transactions listed above, in response to the letter (the “Comment Letter”) dated June 13, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) to VCI, we are submitting this response letter.

VCI’s response to the Comment Letter is set forth below. For ease of reference, the Staff’s comment has been repeated below in bold. Unless otherwise noted, “we,” “us” and similar terms refer to VCI, in its capacity servicer for the above transactions under Regulation AB.

Exhibits 33.1

1.	We note your response to prior comment 3 in which you confirm that VW Credit, Inc., as servicer, is responsible for ensuring that the amounts due to investors are properly allocated. Because VW Credit, Inc.’s 1122 assessment report did not cover Item 1122(d)(3)(ii), please file an amended Form 10-K with an assessment report from VW Credit, Inc. specifying that Item 1122(d)(3)(ii) is an applicable servicing criterion for VW Credit, Inc. as it relates to ensuring amounts due to investors are properly allocated. Please also confirm for future Form 10-K filings that VW Credit Inc.’s 1122 assessment reports and related attestation reports will include Item 1122(d)(3)(ii) as an applicable servicing criterion with respect to ensuring that amounts due to investors are properly allocated.

Response:

We have filed an amended Form 10-K with an assessment report from VW Credit, Inc. specifying that Item 1122(d)(3)(ii) is an applicable servicing criterion for VW Credit, Inc. as it relates to ensuring amounts due to investors are properly allocated. In addition, we hereby

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Mayer Brown LLP

Mr. Hughes Bates

confirm for future Form 10-K filings that VW Credit Inc.’s 1122 assessment reports and related attestation reports will include Item 1122(d)(3)(ii) as an applicable servicing criterion with respect to ensuring that amounts due to investors are properly allocated

Exhibit 34.1

2.	We also note that the corresponding attestation report of Baker Tilly Virchow Krause, LLP did not exclude Item 1122(d)(3)(ii) with respect to remittances, Item 1122(d)(3)(iii), or Item 1122(d)(3)(iv), which VW Credit, Inc. indicated in its assessment report are performed by the trustee. Please file a new attestation report from Baker Tilly Vorchow Krause, LLP that correctly reflects the applicable servicing criteria to VW Credit, Inc.

Response:

We have filed a new attestation report from Baker Tilly Vorchow Krause, LLP that correctly reflects the applicable servicing criteria to VW Credit, Inc. and clarifies that Items 1122 (d)(3)(ii) (with respect to remittances) and 1122(d)(3)(iii)-(iv) are not applicable to VW Credit, Inc.

We hereby acknowledge that:

•	VCI is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	VCI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mayer Brown LLP

Mr. Hughes Bates

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373 or VCI’s in-house counsel, Kevin McDonald, at (703) 251-5107. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart Litwin

Stuart Litwin

cc:	William Horwath

Kevin McDonald